UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PGT, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

69336V-10-1
(CUSIP Number)

JLL Partners Fund IV, L.P.
450 Lexington Avenue, 31st Floor
New York, New York 10017
Attention: Paul S. Levy
(212) 286-8600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

May 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁪

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Partners Fund IV, L.P.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 32,092,267
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 32,092,267
11		Aggregate Amount Beneficially Owned by Each Reporting Person 32,092,267
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 61.5%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Associates IV, L.P.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 32,092,267
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 32,092,267
11		Aggregate Amount Beneficially Owned by Each Reporting Person 32,092,267
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 61.5%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Associates G.P. IV, L.L.C.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 32,092,267
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 32,092,267
11		Aggregate Amount Beneficially Owned by Each Reporting Person 32,092,267
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 61.5%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 69336V-10-1
1		Name of Reporting Persons Paul S. Levy
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 32,092,267
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 32,092,267
11		Aggregate Amount Beneficially Owned by Each Reporting Person 32,092,267
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 61.5%
14		Type of Reporting Person (See Instructions) IN

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 11, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the SEC on September 16, 2008, Amendment No. 2 thereto (“Amendment No. 2”) filed with the SEC on March 12, 2010, and Amendment No. 3 thereto (“Amendment No. 3”) filed with the SEC on March 18, 2010 (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are all collectively referred to herein as the “Schedule 13D”).  This Amendment No. 4 relates to the common stock, par value $0.01 per share (the “Common Stock”), of PGT, Inc., a Delaware corporation (the “Issuer”), beneficially owned by JLL Partners Fund IV, L.P., a Delaware limited partnership (“JLL Fund IV”), JLL Associates IV, L.P., a Delaware limited partnership and the general partner of JLL Fund IV (“JLL Associates IV”), JLL Associates G.P. IV, L.L.C., a Delaware limited liability company and the general partner of JLL Associates IV (“JLL Associates G.P.”), and Paul S. Levy, the managing member of JLL Associates G.P. (each, a “Reporting Person” and, collectively, the “Reporting Persons”).  Except as specifically amended by this Amendment No. 4, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4(a) is hereby amended and supplemented by replacing it with the following:

On May 16, 2013, the Issuer entered into a stock repurchase agreement (the “Repurchase Agreement”) with JLL Fund IV to repurchase $50 million aggregate value of shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”), from JLL Fund IV at a price per share equal to the offering price to the public in a concurrent public offering by JLL Fund IV commenced the same day (the “Offering”) less the underwriting discounts and commissions received by the Underwriters (as defined below) in connection with the Offering (the “Share Repurchase”). A special committee of the Issuer’s board of directors comprised of independent, disinterested directors (the “Special Committee”) approved the Share Repurchase subject to the terms and conditions set forth in the Repurchase Agreement, including the consummation of the Debt Refinancing (as defined below) and the contemporaneous closing of the Offering.  The foregoing description of the material terms of the Repurchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, which is attached hereto as Exhibit B and incorporated herein by reference.

The Offering is being made pursuant to a prospectus supplement (the “Prospectus Supplement”), dated May 16, 2013, to a prospectus, dated May 10, 2013, included in the Issuer’s registration statement on Form S-3 (File No. 333-187481), which was filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2013.  JLL Fund IV is offering to the public, through underwriters named in the Prospectus Supplement (the “Underwriters”), 10 million shares of Common Stock.  The Underwriters have an option for a period of 30 days to purchase from JLL Fund IV up to an additional 1.5 million shares of Common Stock at the Offering price to the public less the underwriting discounts and commissions.

In connection with the Offering, JLL Fund IV, Mr. Levy and certain other affiliates of the Reporting Persons agreed, among other things, not to “sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly . . .  any Common Stock or any securities convertible into or exercisable or exchangeable for

Common Stock, or warrants or other rights to purchase Common Stock” during the period beginning on May 16, 2013 and ending on the date that is ninety (90) days after execution of an underwriting agreement in connection with the Offering, without the written prior consent of certain representatives of the Underwriters (the “Lockup Commitments”).

Except as described in this Schedule 13D, as of the date of this Amendment No. 4, there are no additional current plans or proposals of the Reporting Persons that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; provided, however, that, subject to the Lockup Commitments, each of the Reporting Persons reserves the right to (i) acquire or dispose of securities of the Issuer in the future and (ii) develop such plans or proposals in the future, in each case, to the extent that such Reporting Person deems any such acquisition, disposition, plan, or proposal to be appropriate.

Item 5.  Interest in Securities of the Issuer

Item 5(a) is hereby amended by replacing it in its entirety with the following:

(i)  JLL Fund IV is the direct beneficial owner of 32,092,267 shares of Common Stock of the Issuer, which represents 61.5% of the outstanding shares of the Issuer’s Common Stock.

(ii)  By virtue of its position as the general partner of JLL Fund IV, JLL Associates IV may be deemed to be the beneficial owner of 32,092,267 shares of Common Stock of the Issuer, which represents 61.5% of the outstanding shares of the Issuer’s Common Stock.  JLL Associates IV disclaims beneficial ownership of such shares.

(iii)  By virtue of its position as the general partner of JLL Associates IV, JLL Associates G.P. may be deemed to be the beneficial owner of 32,092,267 shares of Common Stock of the Issuer, which represents 61.5% of the outstanding shares of the Issuer’s Common Stock.  JLL Associates G.P. disclaims beneficial ownership of such shares.

(iv)  By virtue of his position as the managing member of JLL Associates G.P., Mr. Levy may be deemed to be the beneficial owner of 32,092,267 shares of Common Stock of the Issuer, which represents 61.5% of the outstanding shares of the Issuer’s Common Stock.  Mr. Levy has a pecuniary interest in only a portion of such shares.

Item 5(b) is hereby amended by replacing it in its entirety with the following:

Each of the Reporting Persons shares with JLL Fund IV the power to vote or direct the vote of and to dispose or direct the disposition of 32,092,267 shares of the Issuer’s Common Stock.

Item 5(c) is hereby amended by replacing it in its entirety with the following:

None of the Reporting Persons has effected any transactions with respect to the Issuer’s Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by replacing it the last paragraph thereof with the following:

The disclosures set forth in Items 4 and 5, above, are incorporated herein by reference.

On May 16, 2013, the Issuer entered into Amendment No. 1 (“Amendment No. 1”) to its Amended and Restated Security Holders’ Agreement (the “Security Holders’ Agreement”) with JLL Fund IV.  Amendment No. 1 extends the term of the Security Holders’ Agreement until July 1, 2016, subject to certain restrictions contained therein. The Special Committee approved Amendment No. 1. The foregoing description of the material terms of Amendment No. 1 is not intended to be complete and is qualified in its entirety by reference to the full text of Amendment No. 1 and the Security Holders’ Agreement, which are attached hereto as Exhibits C and D, respectively, and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit B
Repurchase Agreement, made and entered into as of May 16, 2013, by and between PGT, Inc. and JLL Partners Fund IV, L.P. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K of PGT, Inc., filed with the SEC on May 17, 2013)

Exhibit C
Amendment No. 1 to Amended and Restated Security Holders’ Agreement, dated as of May 16, 2013, by and among PGT, Inc., JLL Partners Fund IV, L.P., those individuals listed on Schedule I to the Agreement, and each Additional Stockholder (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K of PGT, Inc., filed with the SEC on May 17, 2013)

Exhibit D
Amended and Restated Security Holders’ Agreement, dated as of June 27, 2006, among PGT, Inc., JLL Partners Fund IV, L.P., those employees listed on Schedule I thereto, and each Additional Stockholder (incorporated herein by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006, filed with the SEC on August 11, 2006)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2013
JLL PARTNERS FUND IV, L.P. By its General Partner, JLL Associates IV, L.P. By its General Partner, JLL Associates G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2013
JLL ASSOCIATES IV, L.P. By its General Partner, JLL Associates G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2013
JLL ASSOCIATES G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2013

/s/ Paul S. Levy
Paul S. Levy

INDEX OF EXHIBITS

Exhibit A	Joint Filing Agreement*

Exhibit B
Repurchase Agreement, made and entered into as of May 16, 2013, by and between PGT, Inc. and JLL Partners Fund IV, L.P. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K of PGT, Inc., filed with the SEC on May 17, 2013)

Exhibit C
Amendment No. 1 to Amended and Restated Security Holders’ Agreement, dated as of May 16, 2013, by and among PGT, Inc., JLL Partners Fund IV, L.P., those individuals listed on Schedule I to the Agreement, and each Additional Stockholder (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K of PGT, Inc., filed with the SEC on May 17, 2013)

Exhibit D
Amended and Restated Security Holders’ Agreement, dated as of June 27, 2006, among PGT, Inc., JLL Partners Fund IV, L.P., those employees listed on Schedule I thereto, and each Additional Stockholder (incorporated herein by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006, filed with the SEC on August 11, 2006)

* Filed previously